Filed pursuant to Rule 433

Registration Statement No. 333-181500

Relating to Preliminary Prospectus Supplement

dated September 3, 2014

FEDERATIVE REPUBLIC OF BRAZIL - FINAL PRICING TERMS

Issuer	Federative Republic of Brazil

Transaction	4.25% Global Bonds due 2025

Ratings*	Baa2/BBB-/BBB (Moody’s/S&P/Fitch)

Distribution	SEC Registered

Amount Issued	U.S.$50,000,000.00 (brings total size to U.S.$4,300,000,000.00)

Gross Proceeds	U.S.$51,525,000.00 (not including accrued interest)

Coupon	4.25% per annum, 30/360-day count basis, payable semi annually

Maturity	January 7, 2025

Offering Price	103.050% of the principal amount plus accrued interest totalling U.S.$371,875.00, or U.S.$7.44 per U.S.$1,000.00 principal amount of global bonds, from July 7, 2014, but not including September 10, 2014.

Yield to Maturity	3.888% per annum

Reference Benchmark Bond	UST 2.375% due August 15, 2024

Benchmark Yield	2.418%

Reoffer Spread	+147 bps

Underwriting Fee	0.225%

Interest Payment Dates	January 7 and July 7 of each year

First Interest Payment Date	January 7, 2015

Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 25 basis points, plus accrued interest on the principal amount of the global bonds to the date of redemption.

Pricing Date	September 4, 2014 (Hong Kong time)

Settlement Date	September 10, 2014 (T+4)

CUSIP / ISIN	105756BV1 / US105756BV13

Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Listing	Euro MTF Market Luxembourg

Joint Bookrunners	Banco BTG Pactual S.A. - Cayman Branch** Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Underwriting Commitments	Banco BTG Pactual S.A. - Cayman Branch**: Citigroup Global Markets Inc.: Morgan Stanley & Co. LLC:	U.S.$16,666,000.00 U.S.$16,667,000.00 U.S.$16,667,000.00

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at: http://www.sec.gov/Archives/edgar/data/205317/000119312514329889/d784893d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from your sales representative at Banco BTG Pactual S.A. - Cayman Branch, calling collect at 1-212-293-4618, or at Citigroup Global Markets Inc., calling toll-free 1-800-831-9146 or at Morgan Stanley & Co. LLC, calling toll-free 1-866-718-1649.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	Banco BTG Pactual S.A. – Cayman Branch is not a broker-dealer registered with the SEC and therefore may not make sales of any global bonds in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Banco BTG Pactual S.A. – Cayman Branch intends to effect sales of the global bonds in the United States, it will do so only through BTG Pactual US Capital, LLC, its selling agents, or one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. law.

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